SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ENERGY FOCUS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29268T300
(CUSIP Number)

James Tu
1 Bridge Plaza North, #275
Fort Lee, NJ 07024

with a copy to:

Michael Huang, Esq.

Paul Hastings LLP

200 Park Avenue,

New York, NY 10166

(212) 318-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29268T300

1.	Names of reporting persons. Gina Huang
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Taiwan

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,017,390
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,017,390

11.	Aggregate amount beneficially owned by each reporting person 1,017,390
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.3%
14.	Type of reporting person (see instructions) IN

CUSIP No. 29268T300

1.	Names of reporting persons. Jag International, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 600,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 600,000

11.	Aggregate amount beneficially owned by each reporting person 600,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.9%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300

1.	Names of reporting persons. Brilliant Start Enterprise, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 417,390
	9.	Sole dispositive power 0
	10.	Shared dispositive power 417,390

11.	Aggregate amount beneficially owned by each reporting person 417,390
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.4%
14.	Type of reporting person (see instructions) CO

CUSIP No. 29268T300

1.	Names of reporting persons. Jiangang Luo
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,502
	8.	Shared voting power 519,565
	9.	Sole dispositive power 2,502
	10.	Shared dispositive power 519,565

11.	Aggregate amount beneficially owned by each reporting person 522,067
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.3%
14.	Type of reporting person (see instructions) IN

CUSIP No. 29268T300

1.	Names of reporting persons. Cleantech Global Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 519,565
	9.	Sole dispositive power 0
	10.	Shared dispositive power 519,565

11.	Aggregate amount beneficially owned by each reporting person 519,565
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.3%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300

1.	Names of reporting persons. James Tu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 300,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 300,000

11.	Aggregate amount beneficially owned by each reporting person 300,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.5%
14.	Type of reporting person (see instructions) IN

CUSIP No. 29268T300

1.	Names of reporting persons. 5 Elements Global Fund L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 300,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 300,000

11.	Aggregate amount beneficially owned by each reporting person 300,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.5%
14.	Type of reporting person (see instructions) PN

CUSIP No. 29268T300

1.	Names of reporting persons. Yeh-Mei Hui Cheng
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Taiwan

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 287,391
	9.	Sole dispositive power 0
	10.	Shared dispositive power 287,391

11.	Aggregate amount beneficially owned by each reporting person 287,391
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4%
14.	Type of reporting person (see instructions) IN

CUSIP No. 29268T300

1.	Names of reporting persons. Communal International, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 287,391
	9.	Sole dispositive power 0
	10.	Shared dispositive power 287,391

11.	Aggregate amount beneficially owned by each reporting person 287,391
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300

1.	Names of reporting persons. 5 Elements Energy Efficiency Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 287,391
	9.	Sole dispositive power 0
	10.	Shared dispositive power 287,391

11.	Aggregate amount beneficially owned by each reporting person 287,391
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300

Explanatory Note:

This Amendment No. 2 (this “Amendment”) to the Schedule 13D relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Energy Focus, Inc. (the “Issuer”), a Delaware corporation, filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on November 30, 2018 (the “Initial 13D”) and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on February 26, 2019, amends and supplements certain of the items of the Initial 13D as set forth herein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Gina Huang;
•	Jag International, Ltd.;
•	Brilliant Start Enterprise, Inc.;
•	Jiangang Luo;
•	Cleantech Global Ltd.;
•	James Tu, Chairman, Chief Executive Officer and President and interim Chief Financial Officer of the Issuer;
•	5 Elements Global Fund L.P.;
•	Yeh-Mei Hui Cheng;
•	Communal International, Ltd.; and
•	5 Elements Energy Efficiency Limited.

Item 2. Identity and Background.

Item 2 is hereby supplemented by the addition of the following:

James Tu has been appointed as the Issuer's Chairman, Chief Executive Officer and President and serves as interim Chief Financial Officer effective April 2, 2019.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

The source and amount of funds used in acquiring the Notes (as defined below) by Fusion Park LLC (of which James Tu is the sole member) and Brilliant Start Enterprises, Inc. were as follows:

Purchaser	Source of Funds	Amount
Fusion Park LLC	Affiliate	$580,000
Brilliant Start Enterprise, Inc.	Affiliate	$500,000

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented by the addition of the following:

CUSIP No. 29268T300

Note Purchase Agreement

On March 29, 2019, the Issuer entered into a note purchase agreement (the “Note Purchase Agreement”) with certain investors (each, an “Investor” and collectively, the “Investors”), including Fusion Park LLC (of which James Tu is the sole member) and Brilliant Start Enterprises, Inc., for the purchase of an aggregate of $1.7 million in subordinated convertible promissory notes (the “Notes”) of which Fusion Park and Brilliant Start purchased $580,000 and $500,000, respectively.

The Notes, which were issued to the Investors on March 29, 2019 (the “Financing”), have a maturity date of December 31, 2021 and bear interest at a rate of five percent per annum until June 30, 2019 and at a rate of ten percent thereafter. The Notes and accrued interest will convert into shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) on April 17, 2019, if permitted without stockholder approval under the equity issuance rules of the Nasdaq Stock Market (the “Nasdaq Cap”) and to the extent sufficient shares of Series A Preferred Stock are authorized under the Issuer’s certificate of incorporation (the “Charter”), based on a conversion price equal to the greater of (a) the volume-weighted average price of the Common Stock measured over the ten trading day period ending on April 16, 2019 or (b) $0.20 (as applicable, the “Conversion Rate”). If the Notes cannot fully convert on April 17, 2019 due to the Nasdaq Cap, then no portion of the Notes will convert into Series A Preferred Stock until the Issuer’s stockholders have approved the transaction in accordance with the Nasdaq rules. If the Series A Preferred Stock can be issued under the Nasdaq Cap, but insufficient shares of Series A Preferred Stock are available under the Charter, then the Notes will convert in part to the extent of the authorized shares and the remainder will convert upon approval by the Issuer’s stockholders of an amendment to the Charter to increase the authorized number of shares of Series A Preferred Stock.

Assuming the Issuer’s stockholders approve the transaction and the lowest Conversion Rate of $0.20, the maximum number of shares of Series A Preferred Stock that could be issued upon conversion of the Notes and the maximum number of shares of Common Stock that could be issued pursuant to the conversion of the Series A Preferred Stock would be 8,500,000 (of which 2,900,000 and 2,500,000 shares of Series A Preferred Stock would be issued to Fusion Park and Brilliant Start, respectively), plus any shares issued in respect of accrued interest.

The Series A Preferred Stock was created by the filing of a Certificate of Designation by the Issuer with the Secretary of State of the State of Delaware for 2,000,000 authorized shares (the “Certificate of Designation”). The Series A Preferred Stock (a) has one vote per share (voting together with holders of the Common Stock as a single class, except as provided by law), (b) has a preference upon liquidation equal to the Conversion Rate per share and then participates on an as-converted basis with the Common Stock with respect to any additional distributions, (c) shall receive any dividends declared and payable on the Common Stock on an as-converted basis, and (d) is convertible at the option of the holder into shares of Common Stock on a one-for-one basis. The Note Purchase Agreement contains customary representations and warranties and provides for resale registration rights with respect to the shares of the Common Stock issuable upon conversion of the Series A Preferred Stock, as well as for the resignation of four members of the Issuer’s Board of Directors (the “Board”).

The foregoing summary of the Note Purchase Agreement, the Notes and the Certificate of Designation does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Note Purchase Agreement, the form of the Notes and the Certificate of Designation, respectively, which are filed hereto as Exhibits 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference.

Board and Management Changes

In connection with the Financing, on April 1, 2019, the size of the Board was reduced to five members and James Tu and Robert Farkas were appointed to the Board.

CUSIP No. 29268T300

Effective April 2, 2019, following the transition of Board membership, the Board appointed Mr. Tu to the roles of Chief Executive Officer, President and interim Chief Financial Officer, and is conducting a search for a permanent or alternative interim Chief Financial Officer candidate.

General

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock, Notes or Series A Preferred Stock (collectively, the “Securities”) at prices that would make the purchase or sale of Securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, potential business combinations or dispositions involving the Issuer or certain of its businesses, purchasing additional Securities, selling some or all of their Securities, engaging in short selling of or any hedging or similar transaction with respect to the Securities, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all of the Issuer’s securities beneficially owned by them, in the public market or in privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

Paragraph “(a) – (b)” of Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)          The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 12,191,120 Common Shares outstanding as of March 28, 2019, as reported in the Issuer’s Form 10-K for the annual period ended December 31, 2018 filed with the Commission on April 1, 2019. The Reporting Persons may be deemed to be a “group” under Section 13(d)(3) of the Exchange Act of 1934, as amended, and Rule 13d-5 promulgated thereunder. Collectively, as a “group,” the Reporting Persons have shared voting and dispositive power over 2,126,848 shares (or 17.4%) of the Common Stock. Because the ability of Mr. Tu and Brilliant Start to obtain shares of Common Stock pursuant to the conversion of the Notes into Series A Preferred Stock is subject to approval of the Issuer’s stockholders, Mr. Tu and Brilliant Start have not reported an increase in their beneficial ownership of Common Stock as a result of their acquisition of Notes.

CUSIP No. 29268T300

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented by the addition of the following:

The disclosure regarding the Agreement in Item 4 is herein incorporated by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit No.	Description
99.3	Note Purchase Agreement, dated March 29, 2019, among the Issuer and each of the Investors (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 1, 2019)
99.4	Form of Subordinated Convertible Promissory Note entered into by the Issuer and each of the Investors on March 29, 2019 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 1, 2019)
99.5	Certificate of Designation of the Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 1, 2019)

CUSIP No. 29268T300

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 2, 2019

GINA HUANG

/s/ Gina Huang (Mei-Yun Huang)
Gina Huang

JAG INTERNATIONAL, LTD.

By:	/s/ Gina Huang (Mei-Yun Huang)
Name: Gina Huang
Title: General Partner

BRILLIANT START ENTERPRISE, INC.

By:	/s/ Gina Huang (Mei-Yun Huang)
Name: Gina Huang
Title: General Partner

JIANGANG LUO

/s/ Jiangang Luo
Jiangang Luo

CLEANTECH GLOBAL LTD.

By:	/s/ Jiangang Luo
Name: Jiangang Luo
Title: Managing Partner

CUSIP No. 29268T300

JAMES TU

/s/ James Tu
James Tu

5 ELEMENTS GLOBAL FUND L.P.

By:	/s/ James Tu
Name: James Tu
Title: Managing Partner

YEH-MEI HUI CHENG

/s/ Yeh-Mei Hui Cheng
Yeh-Mei Hui Cheng

COMMUNAL INTERNATIONAL, LTD.

By:	/s/ Yeh-Mei Hui Cheng
Name: Yeh-Mei Hui Cheng
Title: Authorized Representative

5 ELEMENTS ENERGY EFFICIENCY LIMITED

By:	/s/ Yeh-Mei Hui Cheng
Name: Yeh-Mei Hui Cheng
Title: Authorized Representative